SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2017

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Part IV. Line 4i - Schedule of Assets (Held at Year-End)
Schedule H, Part IV. Line 4j - Schedule of Reportable Transactions

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants
    and Audit Committee
Community Trust Bancorp, Inc. Employee
    Stock Ownership Plan
Pikeville, Kentucky

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Community Trust Bancorp, Inc. Employee Stock Ownership Plan (Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedules, the schedule of assets (held at year-end) at December 31, 2017, and the schedule of reportable transactions for the year ended December 31, 2017, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedules are the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.  In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the schedule of assets (held at year-end) at December 31, 2017, and the schedule of reportable transactions for the year ended December 31, 2017, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2006.

/s/ BKD, LLP
Louisville, Kentucky
June 28, 2018
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

Assets	2017	2016
Cash	$202	$105,013

Investments at fair value:
Community Trust Bancorp, Inc. common stock	34,716,421	39,100,077
Mutual funds	974,796	927,988
Money market funds	181,561	86,758
Total investments	35,872,778	40,114,823

Receivables:
Trade settlements receivable	0	6,678
Accrued interest and dividends	242,718	252,728
Total receivables	242,718	259,406

Net assets available for benefits	$36,115,698	$40,479,242

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2017 and 2016

Additions:	2017	2016
Contributions	$1,586,880	$1,538,272

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	(1,938,665)	11,587,493
Interest and dividends	1,012,624	1,000,777
Total investment income (loss)	(926,041)	12,588,270

Deductions:
Benefits paid to participants	(5,024,383)	(1,556,500)

Increase (decrease) in net assets available for benefits	(4,363,544)	12,570,042

Net assets available for benefits:
Beginning of year	40,479,242	27,909,200

End of year	$36,115,698	$40,479,242

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2017 and 2016 and
For the Years Ended December 31, 2017 and 2016

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is an employee stock ownership plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours of service.

Contributions

In its sole discretion, annually CTBI shall determine an amount to contribute, if any, equal to a percentage of compensation for each eligible participant.  The contributions are non-participant directed and invested directly in CTBI stock.  During 2017 and 2016, the contribution percentage was 4%.

Participant Accounts

Each participant’s account is credited with employer contributions. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of various investment funds including CTBI common stock, mutual funds and money market funds.  Employer contributions are automatically invested in CTBI common stock. Once a participant attains the age of 55 and has completed ten years of participation in the Plan, the participant may allocate a portion of their Plan balance to other investments within 90 days after the close of each Plan year.  These elections may be made for six consecutive years.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his or her account is payable to him or her if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited non vested accounts are allocated to the accounts of participants based upon compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash and/or CTBI common stock made in equal annual installments over a period equal to five years.  Notwithstanding the foregoing, if the vested interest in the ESOP Stock Fund of the Plan exceeds $1,080,000 (as adjusted per Code Section 409(o)), the distribution period may be extended by one year for each $215,000 (as adjusted per Code) or portion thereof that the ESOP Stock Fund  exceeds $1,080,000, up to a maximum of five additional years.

Forfeited Accounts

At December 31, 2017 and 2016, forfeited non-vested accounts totaled $30,630 and $28,494, respectively.  These amounts will be used to reinstate any previously forfeited balances required, if any, with the remainder reallocated to participants based upon compensation.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments are reported at fair value.  Common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Net Assets by Participant and Non-Participant Directed Investments

All CTBI stock is non-participant directed, while the mutual and money market funds are participant directed. Information about the net assets and the significant components of the changes in net assets relating to the participant and non-participant directed investments is as follows:

	2017
	Participant Directed Funds	Non-Participant Directed Employer Fund	Total
Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$116,161	$(2,054,826)	$(1,938,665)
Interest and Dividends	36,343	976,281	1,012,624
Net investment gain (loss)	152,504	(1,078,545)	(926,041)

Contributions	-	1,586,880	1,586,880
Transfers from non-participant directed funds to participant directed funds	265,806	-	265,806

Total additions	418,310	508,335	926,645

Deductions:
Benefits paid to participants	(276,699)	(4,747,684)	(5,024,383)
Transfers from non-participant directed funds to participant directed funds	-	(265,806)	(265,806)

Total deductions	(276,699)	(5,013,490)	(5,290,189)

Net increase (decrease)	141,611	(4,505,155)	(4,363,544)

Net assets available for benefits, beginning of year	1,014,746	39,464,496	40,479,242

Net assets available for benefits, end of year	$1,156,357	$34,959,341	$36,115,698

	2016
	Participant Directed Funds	Non-Participant Directed Employer Fund	Total
Additions:
Investment income:
Net appreciation in fair value of investments	$58,996	$11,528,497	$11,587,493
Interest and Dividends	17,162	983,615	1,000,777
Net investment gain	76,158	12,512,112	12,588,270

Contributions	-	1,538,272	1,538,272
Transfers from non-participant directed funds to participant directed funds	49,042	-	49,042

Total additions	125,200	14,050,384	14,175,584

Deductions:
Benefits paid to participants	(16,598)	(1,539,902)	(1,556,500)
Transfers from non-participant directed funds to participant directed funds	-	(49,042)	(49,042)

Total deductions	(16,598)	(1,588,944)	(1,605,542)

Net increase	108,602	12,461,440	12,570,042

Net assets available for benefits, beginning of year	906,144	27,003,056	27,909,200

Net assets available for benefits, end of year	$1,014,746	$39,464,496	$40,479,242

4.  Federal Income Tax Status

The Plan received a Letter of Determination from the Internal Revenue Service on August 28, 2015, stating the Plan and related trust are in compliance with the applicable requirements of the Internal Revenue Code, and therefore, not subject to tax.  The Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

6.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, any employer whose employees are covered by the Plan, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.  During the years ended December 31, 2017 and 2016, the Plan received dividend income of $986,291 and $967,518, respectively.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2017	2016
CTBI common stock	$34,716,421	$39,100,077
Shares outstanding	737,079	788,308

7.  Plan Amendment

On August 28, 2015, the IRS issued a determination letter for the Plan.  Therefore, Amendment Number One effective January 1, 2013 was adopted on November 2, 2015 outlining that the beneficiary of any participant who dies while performing Qualified Military Service shall be entitled to receive the payment of a benefit equal to the benefit which the Participant would have been entitled had that Participant resumed employment and then thereafter terminated employment due to death.  On October 24, 2016, the Plan adopted Amendment Number Two, effective January 1, 2017, which modifies the employer contribution from a stated formula to a discretionary contribution.

8.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts distributed to these participants after December 31, 2017 and 2016 were approximately $109,742 and $34,369, respectively.

9. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  There have been no significant changes in the valuation techniques during the year ended December 31, 2017.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market funds.  Shares of mutual funds are valued at quoted market prices.  The fair values of Community Trust Bancorp, Inc. common stock are derived from the closing price reported on the NASDAQ Stock Exchange.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy, in which the fair value measurements fall at December 31, 2017 and December 31, 2016:

		Fair Value Measurements at December 31, 2017 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$34,716,421	$34,716,421	$0	$0
Mutual funds	974,796	974,796	0	0
Money market funds	181,561	181,561	0	0
	$35,872,778	$35,872,778	$0	$0

		Fair Value Measurements at December 31, 2016 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$39,100,077	$39,100,077	$0	$0
Mutual funds	927,988	927,988	0	0
Money market funds	86,758	86,758	0	0
	$40,114,823	$40,114,823	$0	$0

SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #007
Schedule of Assets (Held at Year-End)
December 31, 2017

Identity of Issuer (a) (b)	Description of Investment (c)	Cost (d)		Current Value (e)

Mutual Funds
Federated MDT Small Cap Core Instl	Equity Fund, 2,272 units		**	$45,456

Federated Intl Leaders Inst	Equity Fund, 1,093 units		**	40,914

Vanguard Growth Index Adm	Equity Fund, 1,118 units		**	80,891

Vanguard Small Cap Growth Index Adm	Equity Fund, 458 units		**	25,885

Vanguard Selected Value Inv	Equity Fund, 1,746 units		**	54,580

Vanguard TG Retirement 2015 Inv	Equity Bond Fund, 700 units		**	10,733

Vanguard TG Retirement 2020 Inv	Equity Bond Fund, 6,716 units		**	210,741

Vanguard TG Retirement 2025 Inv	Equity Bond Fund, 1,597 units		**	29,538

Vanguard TG Retirement 2030 Inv	Equity Bond Fund, 1,177 units		**	39,586

Vanguard Target Retirement Income Inv	Equity Bond Fund, 315 units		**	4,275

Vanguard Windsor II Admiral	Equity Fund, 1,987 units		**	133,398

Vanguard 500 Index Admiral	Equity Fund, 598 units		**	147,556

William Blair Small-Mid Cap Gr I	Equity Fund, 1,783 units		**	43,636

Vanguard Interm-Term Invest-Grde Adm	Fixed Bond Fund, 5,640 units		**	54,989

Vanguard Short-Term Bond Index Adm	Fixed Bond Fund, 5,069 units		**	52,618

				974,796
Money Market Funds
Goldman Sachs FS Government FST	Money Market Fund, 181,561 shares		**	181,561
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 737,079 shares	18,440,546		34,716,421

Total Investments		$18,440,546		$35,872,778

*	Indicates a party-in-interest to the Plan.
**	Cost information is not required for participant- directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4j
EIN 61-0979818, Plan #007
Schedule of Reportable Transactions

For the Year Ended December 31, 2017

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Loss

Series of transactions in excess of 5%

Community Trust Bancorp, Inc. common stock		$4,501,164	60	$4,887,536	$(386,372)

Community Trust Bancorp, Inc. common stock	$ 2,811,511		34	$2,811,511

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 28, 2018	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President, and Chief Executive Officer

By:	/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President, Chief Financial Officer, and Treasurer

By:	/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources